QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: December 13, 2004
	By	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2004

        The Bank's interest requirements on all subordinated notes and debentures and innovative Tier 1 capital, after adjustment for new issues and retirement of subordinated debt, amounted to $441 million for the 12 months ended October 31, 2004. The Bank reported a net income, before interest on subordinated debt and innovative Tier 1 capital and income tax, of $3,609 million for the 12 months ended October 31, 2004, which was 8.2 times the Bank's interest requirements. On an earnings before amortization of intangibles basis1, the Bank's interest requirements on all subordinated notes and debentures and innovative Tier 1 capital, after adjustment for new issues and retirement of subordinated debt, amounted to $441 million for the 12 months ended October 31, 2004 and the Bank's net income before interest on subordinated debt and innovative Tier 1 capital and income tax was $4,235 million, which was 9.6 times its interest requirements.

The Bank utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes special items and the amortization of intangibles from reported basis earnings. The Bank views special items as transactions that are not part of the normal daily business operations and are therefore not indicative of underlying trends. Previously, the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings in 2003 and 2004 was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure. The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes the amortization of intangibles as this approach ensures comparable treatment with goodwill, which is not amortized. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period. As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms are not defined terms under GAAP and therefore may not be comparable to similar terms used by other issuers.

QuickLinks

SIGNATURES
THE TORONTO-DOMINION BANK EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2004